Leonardo DRS, Inc.
2345 Crystal Drive
Suite 1000
Arlington, Virginia 22202
August 4, 2022

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:  Leonardo DRS, Inc.
        Registration Statement on Form S-4 (File No. 333-266494)
Ladies and Gentlemen:

Reference is made to the registration statement on Form S-4 (File No. 333-266494) filed with the Securities and Exchange Commission by Leonardo DRS, Inc. (the “Company”) on August 3, 2022 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

No fees are required in connection with this filing. If you have questions or require additional information, please do not hesitate to contact the undersigned, at (703) 416-8000.

Sincerely,

Leonardo DRS, Inc.

By:	/s/ Mark A. Dorfman
Mark A. Dorfman
Executive Vice President, General Counsel and Secretary